Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

New Charter: Just the Facts

Fact: Charter is differently situated than Comcast and pursues different strategies and practices
(Myth: New Charter, alongside Comcast, would result in a duopoly and control a majority of the nation’s high-speed broadband homes.)

•	Charter does not have significant programming interests to protect and thus has no incentive to harm online video distributors (OVDs) like Netflix.

•	Charter does not use data caps or bill customers based on how much data they use.

•	Charter does not impose “early termination fees” if you want to leave our service.

•	Charter does not impose modem fees.

•	Charter has among the best reputations in the industry on interconnection, and has committed not to charge any interconnection fees for the next three years

•	Charter does not require our cable customers to rent a set top box; customers can view our cable service on their mobile device or a Roku.

•	Charter offers fast minimum broadband speeds of 60 Mbps with streamlined billing (and, again, no modem fees).

•	Charter views OVDs as complementary and has developed a cloud-based guide that can incorporate online video.

•	Charter developed a non-proprietary downloadable security system that enables us to work with any set-top box manufacturer.

FACT: New Charter will bring its pro-consumer and online video friendly broadband practices to more customers.
(Myth: New Charter will be too powerful.)

•	Serving less than 21% of the wireline broadband market, New Charter would be a smaller broadband provider than Comcast and only slightly larger than AT&T.

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New Charter would serve only 23% of subscribers receiving 25 Mbps and above which is smaller than the percentage Comcast serves today and less than half of those customers that Comcast-TWC would have served.

•	Similarly, with only 17% of the video market, New Charter will be the number three video provider after AT&T and Comcast.

FACT: There is no more OVD friendly provider than Charter.
(Myth: New Charter would threaten established and emerging online video distributors.)

•	Netflix CEO Reed Hastings praised the deal, calling it “a tremendous positive” for online video distributors.

•	Charter offers the fastest minimum broadband speed in the industry at 60 Mbps, with no data caps, no usage-based billing, no modem fees and no early termination fees.

•	Charter developed a state-of-the-art, cloud-based programming guide that enables OVD content to be accessed along with cable networks for a seamless viewing experience.

•	New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

•	Charter will continue to invest in interconnection capacity to avoid network congestion and offers an industry leading settlement free peering policy.

FACT: Charter is committed to offering diverse and independent programming.
(Myth: New Charter will harm small and independent programmers.)

•	Charter carries more than 100 minority-focused networks including BET, Bounce TV, TV One, El Ray and Fuse (formerly Nuvo). TV One is carried on our most widely subscribed tier.

•	Charter offers consumers more Spanish-language programming than any other major provider with approximately 70 channels in our “Latino View” package.

•	Independent programmers that support New Charter include: TV One, Baby First, RFD-TV, One World Sports, Fuse Media, Ovation, Inspire, AXS TV, The Blaze, Condista, Bounce TV, Crown Media, and Reelz.

FACT: New Charter’s total debt relative to its cash flow is not unusual for the industry and is less than some of its peers.
(Myth: New Charter has taken on too much debt to finance the transaction.)

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Charter has clearly demonstrated that the best way to grow our company - and to properly service our debt -is to offer superior products at highly competitive prices in order to grow customer relationships and in turn, operating cash flow.

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Over the last several years, Charter has reduced the effective prices of certain core products by eliminating charges such as cable modems rental fees and universal service fees, all while reducing the size of its debt load relative to its operating cash flow.

•	By deploying the same strategy that we have at Charter, we are confident New Charter will have similar success.

FACT: Charter has significantly increased its customer care capacity by bringing overseas call centers back home and insourcing field technician operations.
(Myth: New Charter will make cuts in customer service.)

•	Since 2012, Charter has added over 7,000 jobs, the majority in customer care.

•	Charter’s insourced workforce is better trained, properly incentivized and better equipped to deliver high-quality service for our customers.

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New Charter will create as many as 20,000 new American jobs by returning Time Warner Cable call center jobs to the U.S. and hiring and training thousands of new employees for its customer care operations.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and

Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.